IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES RESTART OF MINING AT ROSEBEL

Toronto, Ontario, August 26, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that, in coordination with the Government of Suriname ("Government") and local stakeholders, mining restarted over the weekend in the northern pits of its Rosebel Gold Mine ("Rosebel"), with work also resuming on the Saramacca road construction. Guidance provided on August 7, 2019 reflects the restart. Milling and production of gold from ore stockpiles has been ongoing.

Active mining operations in the southern pits, along with mine development activities at Saramacca site, are suspended. Saramacca's target of nominal production in Q4 is not impacted. In order to align labour levels with production guidance, 325 contractors were released on August 15.

IAMGOLD is continuing discussions with the Government and local stakeholders, with the aim of resuming full mining operations. The Company is fully committed to restarting the southern pits and recalling its contractors.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com